Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

November 9, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 7, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from EA Series Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Strive 1000 Growth ETF

Strive 1000 Value ETF

Strive 2000 ETF

Strive 1000 Dividend Growth ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,